Exhibit 4.46

Confidential

Beneficiary:

GPC Biotech AG

Martinsried/Planegg

Incentive Rights Terms and Conditions

for members of the Supervisory Board (Aufsichtsrat)

(Resolution of the Annual Shareholder Meeting of May 25, 2007)

Preamble

At the Annual Shareholder Meeting of GPC Biotech AG (hereinafter “the Company” or “GPC Biotech”), a resolution was passed to grant long-term variable compensation in the form of incentive rights (“Incentive Rights”) to members of the Supervisory Board of the Company. The amounts, terms and conditions of these Incentive Rights are as follows:

§ 1

Grant of Incentive Rights

The Beneficiary is hereby granted                      Incentive Rights as of June 1, 2006 (the “issue date”). One Incentive Right represents the right to receive payment of the exercise price less the basic price after the end of the holding period.

§ 2

Basic Price, Exercise Price

(1)	The basic price is € 11.07 which represents the average closing price of GPC Biotech’s ordinary bearer shares in the XETRA closing auction on the Frankfurt Stock Exchange for the five trading days preceding the issue date and the five trading days following the issue date.

(2)	The exercise price corresponds to the average closing price of GPC Biotech’s ordinary bearer shares in the XETRA closing auction on the Frankfurt Stock Exchange for the 60 trading days following the end of the holding period.

(3)	The exercise value is due for payment 100 calendar days after the end of the holding period.

§ 3

Holding Period

(1)	The holding period for the Incentive Rights begins on the issue date and ends with the acceptance by the FDA of an NDA filing for satraplatin in an indication other than second-line hormone refractory prostate cancer.

(2)	In the case of a change of control of the Company, as defined in the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), the holding period will end on the acquisition date. In this case, the 60 trading days directly preceding the acquisition date will be used to determine the exercise price. The value of the exercise price is due for payment 100 days following the holding period.

§ 4

Non-Transferability of Incentive Rights

Transfer of the Incentive Rights, including assignment, sale, pledge, grant of sub-rights or the establishment of a trust, is forbidden. Any transaction that is economically comparable to a sale of the Incentive Rights is also forbidden and will lead to a forfeiture of the granted Incentive Rights without replacement. In case of a death of a Beneficiary, the Incentive Rights may be inherited without restrictions.

§ 5

Cancellation of Incentive Rights

The Beneficiary will receive the full exercise price only if he or she is still a member of the Supervisory Board or the respective committee at the end of the holding period. If the Beneficiary leaves the Supervisory Board or the respective committee before the end of the holding period, the Beneficiary will receive only a pro-rated exercise price. The pro-rated exercise price will be determined based on the length of time in office or membership on a committee during the holding period in proportion to the full holding period.

Martinsried/Planegg,                     , 2006

The Management Board of
GPC Biotech AG

Agreed:
The Beneficiary